UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 15, 2020

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10, File No. 333-236975.

EXPLANATORY NOTE

On May 15, 2020, Algonquin Power & Utilities Corp. (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with certain agents named therein (the “Agents”). Pursuant to the terms of the Agreement, the Company may sell from time to time through the Agents, shares of the Company’s common shares having an aggregate offering price of up to $500,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions through the facilities of the Toronto Stock Exchange or The New York Stock Exchange or otherwise as may be agreed by the Company and the Agents.

The Shares will initially be issued pursuant to the Company’s automatic shelf registration statement on Form F-10 that is currently on file (Registration No. 333-236975).

The summary of the Agreement in this report does not purport to be complete and is qualified by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Equity Distribution Agreement

99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: May 15, 2020	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer